Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 8 DATED APRIL 30, 2026

TO THE PROSPECTUS, DATED DECEMBER 12, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc. (the “Company”, “we”, “us” or “our”), dated December 12, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

●	to disclose the termination of the Company’s public offering;
●	to describe the decision of our board of directors (the “Board”) to commence a process to explore strategic alternatives;
●	to provide an update regarding distributions;
●	to disclose the Board’s suspension of our amended and restated share repurchase program (the “Share Repurchase Program”), other than for repurchases in connection with qualifying disability and death of stockholders;
●	to disclose our advisor’s decision to defer its management fees;
●	to disclose a potential amendment to the Company’s Valuation Policy to alter the frequency of NAV determinations;
●	to disclose an update regarding our investments; and
●	to disclose the calculation of our March 31, 2026 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes.

Termination of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan (“DRIP”), was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025.

The Company is terminating its Offering, including the DRIP, effective immediately. The termination of the Offering and the DRIP will not affect the rights or status of holders of shares of our common stock that have been previously issued, including shares issued pursuant to the DRIP, all of which will remain outstanding and subject to our charter and bylaws. As of the termination of this Offering, we had accepted investors’ subscriptions for and issued approximately 2,979,260 shares of Class I common stock and 69,434 shares of Class T common stock, resulting in receipt of gross proceeds of approximately $30,242,238 and $728,900 respectively.

Exploration of Strategic Alternatives

On April 28, 2026, the Board authorized the Company to commence a process to explore and evaluate strategic alternatives intended to maximize stockholder value. The Board directed and authorized the Company to engage an independent third-party financial advisor to assist the Board with the strategic alternative review process. These potential strategic alternatives may include, among other things, a sale of the Company or its assets, a merger or other business combination transaction, recapitalization, an orderly liquidation, or the continuation of the Company’s current business plan, as well as other potential transactions or strategic actions.

The Board has not set a timetable for completion of this process and there can be no assurance that the exploration of strategic alternatives will result in any particular transaction, that any transaction will be approved by the Board or consummated, or as to the terms, timing or benefits of any such transaction, if pursued. The Company does not intend to disclose further developments with respect to this process unless and until the Company determines that further disclosure is appropriate or required by applicable law.

In connection with its review of strategic alternatives, the Board expects to continue to assess the Company’s capital needs, liquidity position, distribution policy and Share Repurchase Program, among other factors, and may from time to time take additional actions that it believes are in the best interests of the Company.

Change in Distributions

The Company has historically paid regular cash distributions to its stockholders. In light of recent market conditions, the Company’s capital needs and its decision to explore strategic alternatives, on April 28, 2026, the Board determined to suspend the Company’s regular cash distributions following payment of distributions for the month of April 2026.

The Company expects to pay the previously authorized distributions for the month of April 2026 in May 2026 in accordance with its current distribution policy and practices, except that any distributions that would have been reinvested in DRIP shares will be paid in cash. Following payment of the April 2026 distribution, the Company does not currently expect to pay regular cash distributions to its stockholders unless and until such time as the Board declares a distribution.

The Board will continue to evaluate the Company’s distribution policy on a quarterly basis, taking into consideration, among other things, the Company’s financial condition, operating results, cash flows, capital requirements, debt covenants, REIT qualification requirements, market conditions and the progress of its review of strategic alternatives, to determine if and when it is in the best interests of the Company to resume paying regular distributions. Stockholders should not assume that distributions will be reinstated at any particular time or at any particular level, and there can be no assurance that the Company will resume paying distributions in the future.

Partial Suspension of Share Repurchase Program

The following information supplements, and should be read in conjunction with, information in the Prospectus regarding our share repurchase program:

In connection with its efforts to preserve capital and enhance liquidity while the Company explores strategic alternatives, on April 28, 2026, the Board approved a suspension of the Share Repurchase Program, other than for repurchases in connection with qualifying disability and death.

Effective as of April 28, 2026 (and, for the avoidance of doubt, with respect to repurchase requests that would otherwise be processed on or after Apil 30, 2026), the Company suspended the Share Repurchase Program. The Company will not accept or process any new or pending repurchase requests under the Share Repurchase Program during the suspension period; provided, however, that the Company will continue to accept and process repurchase requests submitted in connection with the qualifying disability or death of a stockholder, as determined in the sole discretion of the Company and in accordance with the terms of the Share Repurchase Program.

The Share Repurchase Program will remain suspended unless and until such time as the Board approves its reinstatement or approves a modified share repurchase program. The Board will continue to evaluate the Company’s Share Repurchase Program on a periodic basis, taking into account, among other things, the Company’s financial condition, liquidity and capital needs, market conditions and the status of the Company’s review of strategic alternatives, to determine if and when it is in the best interests of the Company to reinstate, modify or permanently terminate the Share Repurchase Program.

Deferral of Management Fees

The following information supplements, and should be read in conjunction with, the information in the Prospectus regarding the fees and expense reimbursements payable to our advisor:

To further support the Company’s position and enhance the potential amounts available for distribution to stockholders, StratCap Digital Infrastructure Advisors II, LLC (the “Advisor”), agreed to defer all fees that accrue and would otherwise be payable by the Company to the Advisor and/or its affiliates beginning on April 30, 2026, until such time as determined by the Advisor, in its sole discretion. All or part of such fees will be payable in the sole discretion of our Advisor, as applicable, upon prior notice to the Company.

Assessment of Frequency of NAV Determinations

The following information supplements, and should be read in conjunction with, the information in the Prospectus regarding our Valuation Policy:

The Company is reviewing its valuation policy and reassessing the frequency of its net asset value (“NAV”) determinations. Following this review, the frequency of NAV determinations could change from monthly to either quarterly or annually following the announcement of the March 31, 2026 NAV, or not change at all. The Company would amend the Share Repurchase Program to reflect any changes to the frequency of NAV determinations. Any such changes, when and if implemented, will be disclosed in a Current Report on Form 8-K filed with the SEC.

Investments in Real Estate and Real Estate Debt

The following information supplements the second and third paragraphs on page 109 of the Prospectus in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt”:

As of March 31, 2026, through wholly-owned subsidiaries of the Operating Partnership, we own 100% of the fee simple interest in two data centers leased to three tenant and other related assets, as well as a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 150 towers with associated ground leases or easements, two rooftop easements, 231 tenant leases and other related assets.

As of March 31, 2026, on a combined basis, the total asset value, measured as the gross asset value based on fair value, was $108,988,728. Further, as of March 31, 2026:

●	Towers and rooftop easements were 36% occupied, with a remaining capacity of 64% and had a weighted average remaining lease term, including renewals, of 27.2 years, with weighted average annual rent escalators of 2.3%; and

●	Data centers were 100% occupied with a weighted average remaining lease term, excluding renewals, of 7.0 years and weighted average annual rent escalators of 1.9%.

March 31, 2026 NAV Per Share

Our board of directors has appointed an audit committee comprised of independent directors, which we refer to herein as the audit committee, to be responsible for the oversight of the valuation process. The audit committee has adopted a valuation guideline, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The Company’s NAV per share for each class of stock is calculated by StratCap Digital Infrastructure Advisors II, LLC (our “Advisor”), and reviewed and confirmed by the audit committee.

Our most recent NAV per share for each share class, is posted on our website at www.digitalinfrastructurereit.com and is also available on our toll-free information line at (888) 292-3178. Please see “Net Asset Value Calculations and Valuation Guidelines” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Kroll, LLC, or Kroll, the independent valuation advisor we engaged to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our audit committee. Our audit committee and board of directors have approved the NAV per share for each share class with outstanding shares as of March 31, 2026, as calculated by our Advisor.

The total NAV presented in the following tables includes the NAV of the holders of the Company’s Class A shares (not offered in the Offering), Class AX shares (not offered in the Offering), Class I shares and Class IX shares (not offered in the Offering), as well as partnership interests of the Operating Partnership held by parties other than the

Company. As of March 31, 2026, no Class D shares or Class S shares were outstanding. The following table provides a breakdown of the major components of the Company’s total NAV as of March 31, 2026:

Components of NAV	March 31, 2026
Investment in real estates	$37,886,405
Investment in DataCom Joint Venture ("DataCom JV")	49,814,055
Cash and cash equivalents	31,123,038
Due from affiliate	119,767
Tenant and other receivables	503,898
Prepaid and other assets – net	2,662,496
Redemptions payable	(1,954,413)
Accounts payable and accrued liabilities	(965,548)
Due to affiliates	(717,591)
Distributions payable	(349,957)
Loan payable	(18,340,795)
Interest expense payable	(107,567)
Unamortized expense support repayment/O&O(1)	14,139,847
Net asset value	$113,813,635

_____________________________________

(1)	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four-to-five-year period as a reduction of the outstanding unamortized balance. As of March 31, 2026, the unamortized expense support repayment balance was $14,139,847 with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the Advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the Advisor executed a non-interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $13,459,476 that is not recognized within the four and five-year periods in which such amounts were originally incurred, with such amount, if any, payable by the Advisor to the Company at the expiration of the Agreements respective four and five-year period. In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the Advisor to the Company. The $13,459,476 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the Advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements. On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the Advisor’s obligations under the Promissory Note.

The following table provides a breakdown of the Company’s total NAV and NAV per share/unit by class as of March 31, 2026:

	Class A	Class AX	Class I	Class IX	Class T	Class P	Class PX
	Shares	Shares	Shares	Shares	Shares	Units(1)	Units(1)	Total(2)
Net Asset Value	$41,842,350	$13,148,944	$32,299,885	$13,181,309	$685,955	$10,886,406	$1,768,786	$113,813,635
Number of Outstanding Shares	4,287,646	1,349,415	3,299,870	1,351,915	69,793	1,105,927	179,737	11,644,303
NAV/Share	$9.7588	$9.7442	$9.7882	$9.7501	$9.8285	$9.8437	$9.8409	$9.7742

(1)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.
(2)	As noted above, Class A shares, Class AX shares and Class IX shares are not offered in this offering. Such shares were offered in the Company’s private offering, which terminated prior to the commencement of this offering.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations, based on property types.

		Exit
	Discount	Capitalization
Property Type	Rate	Rate
Cell Towers	6.59%	4.25%
Data Centers	7.25%	6.25%

These assumptions are determined by our Advisor and reviewed for reasonableness by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on         our investment values:

		Cell
		Towers	Data Center
	Hypothetical	Investment	Investment
Input	Change	Values	Values
Discount Rate	0.25% decrease	2.04%	1.89%
Discount Rate	0.25% increase	(1.99)%	(1.85)%
Exit Capitalization Rate	0.25% decrease	4.35%	2.51%
Exit Capitalization Rate	0.25% increase	(3.86)%	(2.31)%

A

The following table reconciles total equity per our unaudited consolidated balance sheet to our NAV:

March 31, 2026
Total equity	$76,608,934
Adjustments:
Unrealized appreciation of investments in properties and DataCom JV	20,340,648
Accumulated depreciation and amortization	3,171,217
Straight line rent receivable	(483,072)
Accrued expense support repayment	14,139,847
Accrued servicing fees	36,061
NAV	$113,813,635

The following details the adjustments to reconcile the Company’s total GAAP total equity to our NAV:

●	We depreciate our investments in properties and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization are not recorded for purposes of calculating our NAV.
●	Our investments in properties are presented at their depreciated cost basis in our consolidated GAAP financial statements. Our investment in DataCom JV is accounted for under the equity method of accounting. As such, any increases or decreases in the fair market value of our investments in real estate as well as our investment in DataCom JV are not included in our GAAP results. For purposes of calculating our NAV, our investments in real estate and DataCom JV are recorded at fair value.
●	Accrued stockholder servicing fees represent the accrual for the cost of the stockholder servicing fees for Class T shares, Class S shares and Class D shares. Under GAAP, we accrue (i) the full amount, up to the applicable 8.75% fee limitation, for Class T shares, Class S shares and Class D shares and (ii) the future stockholder servicing fees based on the estimated life of the shares held by stockholders for Class T shares, Class S shares and Class D shares as an offering cost at the time we sell the applicable share. For purposes of calculating NAV, we recognize the stockholder servicing fees as a reduction to NAV on a monthly basis when such fees are paid.
●	We recognize rental revenue on a straight-line basis under GAAP. Such straight-line rent adjustments are excluded for purposes of calculating NAV.
●	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements as described in footnote 1 to table detailing the major components of our total NAV above. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four-to-five-year period as a reduction of the outstanding unamortized balance.